                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                   FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                 (Name of Small Business Issuer in its charter)


             COLORADO                                   84-1416023
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                     Identification No.)


          5275 DTC PARKWAY, SUITE 110, ENGLEWOOD, COLORADO 80111-5275
         (Address of principal executive offices)           (Zip Code)

                    Issuer's telephone number: (303) 804-0155

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         College Bound Student Alliance, Inc. (the "Company") was organized under the laws of the State of Colorado on July 15, 1993 under the name Winter Park Ventures, Inc. On April 22, 1997, the Company changed its name to SportsStar Marketing, Inc. On July 13, 1999, the Company changed its name to College Bound Student Alliance, Inc. The Company, using a staff of regional directors and sales representatives nationwide, represents high school students and student-athletes seeking financial, informational, recruiting, and admissions assistance to attend college. The Company's offices are located at 5275 DTC Parkway, Suite 110, Englewood, Colorado 80111-5275, and its telephone number is (303) 804-0155.

         The Company was dormant until 1997. In June 1997, the Company entered into an agreement with National College Recruiting Association, Inc. ("NCRA"), a wholly-owned subsidiary of Chartwell International, Inc. Chartwell International was at the time and still is a principal stockholder of the Company. NCRA granted the Company an exclusive license for the use, rights, and interests in and to all of the assets constituting the business of NCRA, along with the rights to sell new and service existing franchises of NCRA and to publish the BLUE CHIP ILLUSTRATED magazine. NCRA owns the rights to a program to promote high school athletes to colleges in the pursuit of broadening exposure and choice of schools as well as increasing their opportunities for scholarship money. The program's principal method of promotion is through profiles prepared and distributed to various colleges. The term of the Agreement is for five years, with unlimited five-year renewals under the same terms and conditions. As consideration for the license, the Company agreed to pay NCRA an initial payment of $150,000 and 2.5% of the gross revenues realized from the business operations of NCRA. An additional license fee of $100,000 is to be paid to NCRA upon receipt of additional financing by the Company.

         In April 1999, the Company acquired College Bound Student-Athletes, Inc., a Wisconsin corporation ("CBS-Athletes"), for $1,307,000, consisting of $1,040,000 debt, 545,000 shares of the Company's common stock, and an option to purchase up to 500,000 shares of the Company's common stock at $.50 per share. Additional payments of up to $1.1 million and options to purchase 500,000 shares of the Company's common stock could be made upon CBS-Athletes achieving certain performance thresholds. It is presently uncertain whether such performance thresholds will be met, but additional consideration, if any, will be recorded if and when said thresholds are met.

SERVICES OFFERED

         The Company offers a placement service to college-bound students, their parents, and college staff, which focuses on matching a student's talents and abilities, via a student profile, with colleges that the student is qualified to attend. Students pay a fee to become a client of the Company. This fee may be underwritten by a corporate sponsor that has set aside funds for students needing financial assistance. Corporate sponsors include NFL Charities, McDonalds, various professional sports teams, and others.

         The Company is currently seeking financing to expand and develop related products and to develop an Internet-driven delivery vehicle that provides students, parents, high schools and college staffs worldwide with comprehensive and cost-effective programs and services for helping to bring students and colleges together. The focus of the Company will be to greatly broaden its efforts in four distinct markets: the academics, fine arts and athletics assistance markets currently being served by the Company, as well as a vocational studies assistance market.

MARKETING AND SALES

         The Company markets its services largely through seminars, corporate sponsors and through an organization of full- and part-time regional directors and sales representatives who live in the local area and who are familiar with the high schools, students, teachers, and coaches in that area. Direct personal sales are generally conducted at the student's home with the student's parents and the student, targeting those students and athletes who meet minimum standards of academic, fine arts, and athletic performance. Seminars are used to present information about the Company's services to large groups and to enroll students as new clients of the Company.

         The Company derives its revenues from the following sources:

- DIRECT SALE OF STUDENT PROFILES. These are sold directly to students and parents via seminars and/or direct contact through the Company's regional directors and sales representatives.

- CORPORATE SPONSORSHIPS. National and local organizations cover the students' fees for utilizing the Company's programs, primarily for public relations and/or social responsibility objectives. These sponsorships are allocated according to the donor's wishes where specified.

- EMPLOYEE BENEFIT PROGRAMS. Organizations cover the student fees for the Company's services as an addition to their current employee benefits package. The Company's services are treated as an expanded tuition reimbursement program to help attract and retain employees.

- ADDITIONAL REVENUE SOURCES. Additional programs, such as student highlights videos, student camps, SAT and ACT preparation programs, course tutoring, selection evaluations, and college- major interest tests are also available for additional fees.

- CORPORATE ADVERTISING AND PROMOTION. The Company plans to increase corporate participation by having Corporations pay an annual fee to gain exclusive product category rights to promote their branded products in/on Company vehicles, through Internet advertising, with logo placement on student profiles, through BLUE CHIP ILLUSTRATED ads, and through branded communications in mailings.

FRANCHISES

         Through the license obtained from NCRA, the Company previously offered for sale and sold franchises for NCRA business activities. For an initial franchise fee of $10,000 to $40,000 (depending on territory size) and ongoing royalties for each profile subscription sold, the Company granted the franchisee an exclusive geographic area from which to solicit or promote subscriptions to high school students, using the "NCRA" name, marketing materials, and distribution network. The Company also provided training to the franchisee, ongoing consulting and assistance, as well as subscriber services. Upon receipt from a franchisee of a completed student profile, the Company prepared and distributed the profile to a range from 220 colleges to 1,000 colleges (depending on the student client's needs and interests), responded to inquiries from colleges and subscribers, and updated the subscriber's profile.

         Currently, there are less than 10 franchises active in the Company's program and the Company has discontinued selling new franchises.

TRADEMARKS

         In June 1999, the Company filed service mark applications with U.S. Patent and Trademark Office to register the following marks: College Bound Alliance, CBSA, and College Bound Student Alliance. These applications are pending.

         The Company acquired the design service mark registration for "CBSA", registered on January 24, 1995 with the U.S. Patent and Trademark Office, from CBS-Athletes.

         NCRA has a design service mark for "NCRA-National College Recruiting Association", which was registered March 9, 1999 with the U.S. Patent and Trademark Office.

COMPETITION

         Management believes that less than 1% of the profiling market is being served by the Company and its competitors. There are two primary types of student recruiting: (i) Internet companies where, for a fee, the student places his/her own information on an Internet site, and (ii) companies with operations similar to those of the Company.

         Based on information informally gathered by the Company, management believes that admissions directors, department heads, and coaches do not express a great deal of interest in Internet profiles due to the biased, undocumented and unverified nature of the information presented.

         Management knows of two companies, College Prospects of America and The National Scouting Report, which appear to offer services for Athletes similar to those of the Company. Both of these companies are franchise or license-based, are smaller than the Company, and are not believed by management to be a competitive threat to its future growth.

         There can be no assurance that the Company will be able to maintain its position in the industry. Barriers to entry into Internet-based businesses are low and the development by others of new, improved or modified programs and/or services could make the Company's products and/or services obsolete. Therefore, even if the Company develops new and innovative services or products that prove to be commercially feasible, there is no assurance that a new development by a competitor will not supersede any such services or products. The Company must, therefore, continuously improve its services and develop new products in order to be competitive. In this regard, the Company may not have sufficient resources to undertake the research and development necessary to remain competitive.

GOVERNMENT APPROVALS AND REGULATION

         Few regulations control the Company's business and operations, other than regulations applicable to businesses generally. It is possible, however, that future laws and regulations may be adopted with respect to college financial aid covering such issues as privacy, pricing, quality of services, and libel, among others. Any such new legislation or regulation could have an adverse impact on the Company's business.

         The Company is subject to state and federal laws regarding its past sales of franchises to a small number of its regional directors and sales representatives (less than 10% of the Company's regional directors and sales representatives are franchisees). The last franchise was sold in January 1999. The Company, however, has discontinued offering franchises and has no plans to offer franchises in the future.

EMPLOYEES

         As of February 29, 2000, the Company had a total of 18 employees (14 full-time and 4 part-time) in its Denver and Wisconsin offices. In addition, the Company has approximately 200 independent regional directors and sales representatives located throughout the country who are paid on a commission basis.

         The Company's future success depends in significant part upon the service of its key senior management personnel and its ability to attract and retain highly qualified technical and managerial personnel. The time that the officers and directors devote to the business affairs of the Company and the skill with which they discharge their responsibilities will substantially impact the Company's success. To the extent the services of these individuals would be unavailable to the Company for any reason, the Company would be required to identify, hire, train and retain other highly qualified technical and managerial personnel to manage and operate the Company. The Company's business could be adversely affected to the extent such key individuals could not be replaced.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

         The Company was dormant until 1997 when it changed its name to SportsStar Marketing, Inc. It concluded a $1,000,000 public offering in January 1998 and acquired College Bound Student Athletes, Inc. (CBS Athletes) in April 1999. Both companies had been experiencing operating losses through the date of the combination, and have continued to experience losses after they merged and restructured their combined businesses. The Company believes the lack of liquid financial resources are primarily responsible for the losses.

         In August 1999 the Company hired a Chief Executive Officer and, in late 1999, completed a revised business plan. In February 2000 the Company completed a $1,000,000 public offering which it plans to use the proceeds from to increase sales through development and/or acquisition of new products, expanding and upgrading the number and quality of sales representatives, augmenting the personal evaluation seminar program, and designing an effective website. The Company has engaged an IT firm to further develop its internet and ecommerce ability to market its services and products as funds become available, including implementation of back office solutions to automate (1) production functions of fulfillment and delivery and (2) accounting and management information systems.

         The Company believes cash expected to be generated from operations, the recent $1 million financing, and a $500,000 Corporate Sponsorship received in March 2000 will satisfy its cash requirements through at least August 2000.

         The Company also plans to raise capital through equity or combined debt and equity financing. The proceeds will be used to expand its product lines, to further develop its Internet capabilities, to further develop the corporate sponsorship program, for acquisitions, and for additional working capital, however, there can be no assurance that it will raise any capital.

         Employees are expected to increase from 14 to approximately 30 over the next twelve months, excluding part-time and contract labor that the Company uses from time-to-time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         Due to the acquisition of CBS-Athletes in April 1999, the results of operations of CBS-Athletes have been included in the Company's financial statements from April 15, 1999. The purchase price was allocated to the fair value of identifiable assets and liabilities. The Company recorded three intangible assets in connection with the acquisition: payment for a covenant not to compete of $156,013, software of $73,300, and recruiting systems technology of $1,057,108. These are reflected on the balance sheet as other assets.

         The Company's fiscal year end is July 31. The following is a summary of certain selected financial information based on the audited consolidated financial statements as of and for the years ended July 31, 1999 and 1998, and the unaudited consolidated financial statements as of and for the six months ended January 31, 2000. Reference should be made to the financial statements attached to this registration statement to put the following summary in context.

BALANCE SHEET DATA:


----------------------------------------------------------------------------------------------------------------
                                                                 JANUARY 31, 2000              JANUARY 31, 1999
----------------------------------------------------------------------------------------------------------------
Working capital (deficiency)..............................      $      (1,141,146)            $          (2,442)
Long-term debt............................................      $         751,592             $               0
Total assets..............................................      $       1,395,401             $         295,504
Stockholders' equity (deficiency).........................      $        (546,627)            $         179,170
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                   JULY 31, 1999                 JULY 31, 1998
----------------------------------------------------------------------------------------------------------------
Working capital (deficiency)..............................      $        (790,972)            $         190,536
Long-term debt............................................      $         751,976             $               0
Total assets..............................................      $       1,557,226             $         465,827
Stockholders' equity (deficiency).........................      $        (103,967)            $         404,351
----------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:


----------------------------------------------------------------------------------------------------------------
                                                                 SIX MONTHS ENDED              SIX MONTHS ENDED
                                                                 JANUARY 31, 2000              JANUARY 31, 1999
----------------------------------------------------------------------------------------------------------------
Revenues..................................................      $         655,481             $         259,537
Loss from operations......................................      $        (527,076)            $        (291,392)
Net loss..................................................      $        (562,116)            $        (291,549)
Net loss per share........................................      $           (0.03)            $           (0.02)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                                    YEAR ENDED                    YEAR ENDED
                                                                   JULY 31, 1999                 JULY 31, 1998
----------------------------------------------------------------------------------------------------------------
Revenues..................................................      $         706,886             $         194,672
Loss from operations......................................      $        (761,310)            $        (648,223)
Net loss..................................................      $        (793,990)            $        (657,427)
Net loss per share........................................      $           (0.05)            $           (0.04)
----------------------------------------------------------------------------------------------------------------


         Except for the historical information contained herein, the previous discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and elsewhere herein.

SIX MONTHS ENDING JANUARY 31, 2000 VERSUS JANUARY 31, 1999

         GENERAL. Substantially all of the Company's revenue is derived from profile fees. The Company's revenue in a particular period is directly related to the number of profiles produced during the period. Management believes that the Company's business is somewhat seasonal, with average revenue dipping in the period beginning at Thanksgiving and ending at the New Year's holiday. Profiling revenue represents revenue that is recognized from contracts as services are performed. Deferred revenue is recorded for cash received in advance for services the Company is obligated to perform. The cost of profiling revenue is mainly comprised of the cost of commissions, production salaries, facility rental, postage and other direct service cost.

         Other revenue represents the Company's revenue associated with sales representative training and corporate sponsorship.

         REVENUE. For the six months ending January 31, 2000, total revenue increased 150% to $655,000 as compared to $260,000 for the same period in 1999.

         Profile revenue increased $534,000 or 450% for the first six months of fiscal year 2000 to $652,000 from $118,000 for the comparable period in 1999, primarily as a result of the acquisition of CBS-Athletes; $507,000 of the increase was attributable to CBS-Athletes.

         The Company has recently experienced substantial revenue growth, however, there can be no assurance that the Company will continue to grow at historical rates or at all. The Company's ability to generate increased revenue and achieve profitability will depend upon its ability to increase sales through development and/or acquisition of new products, expanding and upgrading the number of sales representatives, expanding the seminar program and designing an effective Internet ecommerce site. The Company's ability to expand and develop these channels depends on a number of factors beyond the Company's control, including general business and economic conditions. Expansion and development of existing and additional marketing and distribution channels will also depend, in part, upon the Company's ability to secure additional technology, expertise and staff.

         The Company's results have been affected by the interest expense and amortization of intangibles related to the acquisition completed in the second half of fiscal 1999. The Company's results have also been affected by the costs associated with the integration of operational and administrative functions. There can be no assurance that the Company will be able to successfully integrate the business it has acquired in a timely manner and in accordance with its strategic objectives. Failure to integrate acquired businesses effectively and efficiently, could have a material adverse effect on the Company's business, financial condition and results of operations.

         Franchise and other revenue decreased $138,000 or (97%) to $4,000 for the first six months of fiscal 2000 as compared to the same period in 1999 due to a decrease of $142,000 in franchise fees. The Company has discontinued the sale of franchises and anticipates no additional future revenue from sale of franchise regions.

         COST OF SERVICES. The cost of services for the first six months of fiscal 2000 increased $272,000 or 170% to $435,000 from $163,000 for the comparable period in 1999. The increase in cost of services is attributable to the acquisition of CBS-Athletes.

         OPERATING EXPENSE. General and administrative expenses increased $284,000 to $648,000 for the first six months of fiscal 2000, as compared to $364,000 for the comparable period in fiscal 1999. The increase results from the operating expenses of CBS-Athletes included in fiscal 1999, corporate and additional management compensation for new staff. Because of increased management staff and cost of new technology, the Company anticipates higher general and administrative expenses to continue.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $75,000 to $99,000 for the first six months of fiscal 2000, as compared to $24,000 for the comparable period in fiscal 1999. The additional depreciation and amortization expense recorded during the period is primarily due to the acquisition of CBS-Athletes.

         OPERATING LOSS. The Company's operating loss for the first six months of fiscal 2000 is $527,000 as compared to an operating loss of $291,000 for the comparable period in 1999. The increase in operating loss is primarily attributable to the increased general and administrative expenses associated with the CBS-Athletes acquisition, costs of merging operations, legal fees, and higher investor and public relations expenses. Of the operating loss in fiscal 2000, $187,000 does not require an immediate outlay of cash resources.

         NON OPERATING INCOME (EXPENSE). Interest expense for the first six months of fiscal 2000 increased $35,000 as compared to the same period in 1999. The increase in interest expense relates to the financing of the acquisition made by the Company in the second half of fiscal 1999. The Company's interest expense is directly related to its level of borrowings.

         NET LOSS AND NET LOSS PER SHARE. The net loss for the first six months of fiscal 2000 was $562,000, as compared to $292,000 for the comparable period in 1999. The basic and diluted net loss per share for the first six months of fiscal 2000 was $0.03, as compared to net loss per share of $0.02 for the comparable period in 1999. The Company has issued options to purchase 1,611,233 shares of its common stock as of January 31, 2000, which could potentially dilute basic earnings per share in the future.

FISCAL YEAR ENDED JULY 31, 1999 VERSUS JULY 31, 1998

         REVENUE. For the fiscal year ending July 31, 1999, total revenue increased $512,000 or 260% to $707,000 as compared to $195,000 for the fiscal year ending July 31, 1998.

         Profile revenue increased $391,000 or 360% for the fiscal year 1999 to $499,000 from $108,000 for the fiscal year 1998, primarily as a result of the acquisition of CBS-Athletes; $306,000 or 80% of the increase was attributable to CBS-Athletes. Franchise fee revenue increased $92,000 or 140% for the fiscal year 1999 to $157,000 from $65,000 for the fiscal year 1998.

         Other revenue increased $29,000 or 130% to $51,000 for the fiscal year 1999 as compared to the same period in 1998 as a result of increased miscellaneous income.

         The Company has recently experienced substantial revenue growth, however, there can be no assurance that the Company will continue to grow at historical rates or at all. The Company's ability to generate increased revenue and achieve profitability will depend upon its ability to increase sales through development or acquisition of new products, expanding and upgrading the number of sales representatives, expanding its seminar program and designing an effective Internet ecommerce site. The Company's ability to expand and develop these channels depends on a number of factors beyond the Company's control, including general business and economic conditions. Expansion and development of existing and additional marketing and distribution channels will also depend, in part, upon the Company's ability to secure additional technology, expertise and staff.

         The Company's results have been lowered by interest expense and amortization of intangibles related to the acquisition completed in the second half of fiscal 1999. The Company's results have also been affected by the costs associated with the integration of operational and administrative functions. There can be no assurance that the Company will be able to integrate the business it has acquired successfully or in a timely manner in accordance with its strategic objectives. Failure to integrate acquired businesses effectively and efficiently, could have a material adverse effect on the Company's business, financial condition and results of operations.

         COST OF SERVICES. The cost of services for fiscal 1999 increased $241,000 or 140% to $413,000 from $172,000 for fiscal 1998. The increase in cost of services is due to the acquisition of CBS Athletes, developing promotional materials and communication costs.

         OPERATING EXPENSE. Selling, general and administrative expenses increased $322,000 to $945,000 for fiscal 1999, as compared to $623,000 for fiscal 1998. The increase results from the operating expenses of CBS-Athletes included in fiscal 1999 and additional compensation for new management and staff personnel. Because of increased management staff and cost of new technology, the Company anticipates selling, general and administrative expenses to increase in the future.

         DEPRECIATION & AMORTIZATION. Depreciation and amortization increased $62,000 to $110,000 for fiscal 1999, as compared to $48,000 for the comparable period in fiscal 1998. The additional depreciation and amortization expense recorded during the period is primarily attributable to the acquisition of CBS-Athletes.

         OPERATING LOSS. The Company's operating loss for fiscal 1999 is $761,000 as compared to an operating loss of $648,000 for 1998. The increase in operating loss is primarily attributable to the increased general and administrative expenses associated with the CBS-Athletes acquisition, costs of merging operations, legal fees, and higher investor and public relations expenses.

         NON OPERATING INCOME (EXPENSE). Interest expense for fiscal 1999 increased $23,000 to $33,000 from $9,000 as compared to the same period in 1998. The increase in interest expense relates to the financing of the acquisition made by the Company in the second half of fiscal 1999. The Company's interest expense is directly related to its level of borrowings.

         NET LOSS AND NET LOSS PER SHARE. The net loss for fiscal 1999 was $794,000, as compared to a net loss of $657,000 for the comparable period in 1998. The basic and diluted loss per share for fiscal 1999 was $0.05, as compared to net loss per share of $0.04 for the comparable period in 1998. The Company has issued options to purchase 1,126,233 shares of its common stock as of July 31, 1999, which could potentially dilute basic earnings per share in the future. Comparing 1998 to 1997 is not meaningful as we had no operations in 1997.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity and capital resources historically have been cash flows from operations, borrowings and issuances of its equity securities. These sources of cash flows have been offset by cash used for acquisitions and payment of operating costs.

         In February 2000, the Company completed the sale of 2,000,000 shares of common stock for $1,000,000 and in March received a $500,000 corporate sponsorship. The Company repaid $210,000 of acquisition and other debt, $76,000 of deferred compensation and $360,000 of deferred vendor and accounts payable with the proceeds from these transactions. Management of the Company believes the cash received from the sale of common stock and sponsorship, plus cash expected to be generated by operations, will be sufficient to allow the Company to meet its obligations as they come due through at least August 1, 2000.

YEAR 2000 COMPLIANCE

         The Company has determined that the Company's critical operating systems, accounting systems, computer systems and business equipment are the major resources that are affected by the Year 2000 issue. While certain of these systems may need to be upgraded or replaced, the identified systems and or programs are primarily "off the shelf" products with Year 2000 updates available. The Company has determined these systems to be substantially compliant. One proprietary software program requires updating to become compliant. Actions are being taken to account for the issue and the operational impact is minimal.

         Management believes that it has an effective plan in place to adequately address the Year 2000 issue in a timely manner. Nevertheless, failure of third parties upon which the Company's business relies could result in disruption of the Company's supply of equipment and other general problems related to daily operations. In addition, disruptions in the economy generally resulting from Year 2000 issues could adversely effect the Company. Although, the Company believes its Year 2000 plan will adequately address the Company's internal issues, the overall risks associated with the Year 2000 issue cannot be fully identified until the Company receives more responses from significant suppliers. Accordingly, the amount of potential liability and lost revenue, if any, cannot be reasonably estimated at this time.


ITEM 3.          DESCRIPTION OF PROPERTY.

         The Company leases approximately 4,080 square feet of office space from Chartwell International, an affiliate, at 5275 DTC Parkway, Suite 110, Englewood, Colorado, for monthly rent of $5,270. The lease expires July 31, 2000. See Part I - Item 7. Certain Relationships and Related Transactions.

         CBS-Athletes leases approximately 4,700 square feet of office space from a non-affiliated third party at N19 W6717 Commerce Court, Cedarburg, Wisconsin, for monthly rent of $3,710. The lease expires August 31, 2000.


ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Common Stock of the Company, as of February 29, 2000:


NAME AND ADDRESS OF OWNER                                NUMBER OF SHARES OWNED             PERCENT OF CLASS(1)
Chartwell International, Inc.                                  7,330,369                           35.65%
5275 DTC Parkway, Suite 110                                       (2)
Englewood, CO 80111

                                                        10



NAME AND ADDRESS OF OWNER                                  NUMBER OF SHARES OWNED              PERCENT OF CLASS(1)
Janice A. Jones                                                1,783,000                            8.67%
5275 DTC Parkway, Suite 110                                       (3)
Englewood, CO 80111

Kevin W. Gemas                                                 1,350,000                            6.41%
N19 W6717 Commerce Court                                          (4)
Cedarburg, Wisconsin 53012

Jerome M. Lapin                                                 250,000                             1.20%
5275 DTC Parkway, Suite 110                                       (5)
Englewood, CO 80111

William R. Willard                                              120,000                             0.58%
356 Playa Del Norte, No. 2                                        (6)
La Jolla, CA 92037

Rick N. Newton                                                  115,000                             0.56%
5275 DTC Parkway, Suite 110                                       (7)
Englewood, CO 80111

Arthur D. Harrison                                               60,686                             0.30%
5275 DTC Parkway, Suite 110
Englewood, CO 80111

Serena V. Riedel                                                   0                                 --
5275 DTC Parkway, Suite 110
Englewood, CO 80111

Officers and Directors as a group                             11,009,055                           51.51%
(7 persons)                                               (2)(3)(4)(5)(6)(7)



(1) This table is based on 20,561,585 shares of Common Stock outstanding on February 29, 2000. Where the persons listed on this table have the right to obtain additional shares of common stock within 60 days from February 29, 2000, these additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2) According to a Form 10-SB filed by Chartwell International, Inc., Dr. Janice A. Jones is the beneficial owner of 48% of Chartwell's common stock. Dr. Jones is an officer and director of Chartwell. William R. Willard is a director of Chartwell. The officers and directors of the Company may be deemed to have beneficial ownership of the shares owned by record by Chartwell.

(3) Includes 219,000 shares owned of record by John J. Grace, the spouse of Janice A. Jones, and 1,500,000 shares owned of record by Family Jewels II Limited Partnership, an entity owned and controlled by Dr. Jones.

(4) These shares are owned of record by Kevin W. Gemas and Wayne O. Gemas as joint tenants. Includes shares issuable upon exercise of an option to purchase 500,000 shares. See Part I - Item 1. Description of Business. Includes 350,000 shares held in escrow to secure payment of certain notes.

(5) Includes shares issuable upon exercise of an option to purchase 250,000 shares. See Part I, Item 6. Executive Compensation.

(6) Includes 80,000 shares owned of record by The Bridgestream Trust, an entity owned and/or controlled by Mr. Willard.

(7) Includes shares issuable upon exercise of an option to purchase 60,000 shares. See Part I, Item 6. Executive Compensation.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The officers and directors of the Company are as follows:


NAME                                       AGE               POSITION
Rick N. Newton                             48                Chairman of the Board of Directors

Jerome M. Lapin                            69                Chief Executive Officer and Director

Kevin Gemas                                37                Chief Operating Officer - Profiles Division

Arthur D. Harrison                         67                Chief Financial Officer and Treasurer

Janice A. Jones                            51                Corporate Secretary and Director

William R. Willard                         57                Director

Serena V. Riedel                           30                Vice President - Administration


         The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when the director's successor is elected and qualified. No date for the next annual meeting of stockholders is specified in the Company's Bylaws, nor has a meeting been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, which is expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualified.

         RICK N. NEWTON has been the Chairman of the Board of Directors of the Company since April 1999. From November 1996 to March,1999, he was Director of Corporate Finance Services at American Express Co., Denver, Colorado. From April 1990 to October 1996, he was CEO of Systems Science Institute. Mr. Newton has more than 28 years of multi-industry experience ranging from start-up to Fortune 500 companies, and is primarily responsible for the Company's recent acquisition of CBS-Athletes. He graduated from the University of Colorado with a Degree in Engineering. Mr. Newton devotes approximately 20% of his time to the business of the Company.

         JEROME M. LAPIN has been Chief Executive Officer and a Director of the Company since August 1999. From January 1994 to July 1999, Mr. Lapin was President, CEO and Chairman of the Board of Directors of American Coin Merchandising Corporation, a publicly traded company, (symbol ACMI), based in Boulder, Colorado. Mr. Lapin was a co-founder of International House of Pancakes in 1958. In 1966, he retired to Australia where he pursued private business interests including World Hosts Pty, Ltd. which owned Caprice Restaurant and introduced Orange Julius to Australia. In 1978 Mr. Lapin returned to the United States and became President and CEO of Topsy's International, Inc., Kansas

City, Missouri, which acquired the Tastee Freez chain of 800 units. He was also President of Sanwa Foods, Inc., a soup manufacturer in Los Angeles that was subsequently acquired by Campbell Soups. Mr. Lapin devotes full time to the business of the Company.

         KEVIN GEMAS has been the Chief Operating Officer-Profiles Division of the Company since April, 1999. From January 1991 to April 1999, he was President of College Bound Student-Athletes, Inc., Cedarburg, Wisconsin, which he founded in 1990. This company was acquired by the Company in April 1999. He graduated from Clemson University in 1985 with a B.S. Degree in Business Administration. Mr. Gemas devotes full-time to the business of the Company.

         ARTHUR D. HARRISON has been the Chief Financial Officer of the Company since February 1999. Since 1983, he has also been owner of Arthur Harrison & Co., a financial services consulting firm in Englewood, Colorado. He has represented companies in Colorado's manufacturing, construction, distribution and service industries and has served a Vice Chairman of Colorado Venture Centers and The Rockies Venture Club. In addition, he served on the Boards of Jackson Sound Inc., Atmospheric Instrumentation Research, Inc. and Napro Biotherapeutics, Inc., a publicly-traded pharmaceutical company. As co-editor of a column for The Denver Post newspaper for 6 years, he provided business advice to many high-tech and low-tech companies. He graduated from Bucknell University in 1954 with a B.S. Degree in Commerce & Finance. Mr. Harrison devotes his time as required to the business of the Company.

         JANICE A. JONES, PH.D., is the founder of the Company, and has been a director of the Company since 1997 and its corporate secretary since 1998. In addition, she founded and has been a director of Chartwell since its inception in 1984 and its Chief Executive Officer since 1990, as well as President and a director of NCRA. In 1979 she formed The Chartwell Group, Inc., an investment banking and financial relations firm serving emerging growth companies. Dr. Jones was engaged in investor relations for several companies from 1973 to 1982 including Cameron & Associates from 1976 to 1980. Dr. Jones holds Ph.D., 1980, and Masters, 1976, degrees in Social Sciences from Yeshiva University, and a B.A., 1973, from Hunter College. She received the Hunter College Hall of Fame Award in 1986. In June 1995, Dr. Jones consented to the entry of an Order of the Commission relative to Cease and Desist Proceedings instituted by the SEC. Without admitting or denying the matters set forth therein, Dr. Jones was found to have failed for three years and two months to file a Schedule 13G or amendments thereto or to timely file Forms 3, 4 and 5 with respect to a public company of which she was an officer, director and greater than 5% shareholder. Dr. Jones devotes full-time to the business of the Company and Chartwell.

         WILLIAM R. WILLARD has been a Director of the Company since June 1997. Since 1997, he has also been a Director of Chartwell. Mr. Willard has been actively involved with public offerings, private placements, mergers and acquisitions and other corporate finance activities both domestically and internationally at Bridgestream Partners, L.L.C. since May 1992, where he is Managing Partner and owns 100% of the membership interest. Prior to forming Willard Capital Group Ltd. in 1998, Mr. Willard was First Vice President in Corporate Finance for Bateman Eichler, Hill Richards, Inc. Mr. Willard has diverse experience at several other investment banks, consulting firms and an advertising firm. Mr. Willard received his B.S. in Political Science and International Relations from the University of Wisconsin in 1965 and an M.B.A. in Finance and International Business from the University of Chicago, Graduate School of Business in 1971. He also attended the Sorbonne (Paris, France) where he received his Cour Practique certificate. He serves on the boards of directors of: Trans-Leasing International, Inc. (a reporting company under the Securities Exchange Act of 1934), IDAS Corporation, E-2000, and Chick's Natural. Mr. Willard devotes his time as required to the business of the Company.

         SERENA V. RIEDEL has been the Vice President of Administration for the Company since November 1999. She has been Director of Investor Relations for the Company since November 1998. From March 1998 to

November 1998, she was Vice President of Operations for Ryan Insurance Strategies Corporation, an insurance consulting company in Denver, Colorado. From May 1989 to March 1998, Ms. Riedel held various executive and senior administrative assistant positions at four other companies. Ms. Riedel devotes full-time to the business of the Company.

         Dr. Jones may be deemed to be the "promoter" of the Company within the meaning of the Rules and Regulations under federal securities laws.


ITEM 6.           EXECUTIVE COMPENSATION.

         The following table sets forth information for all persons who have served as the chief executive officer of the Company during the last completed fiscal year:


                                            SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------
                                        ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                             -----------------------------------------------------------------------------------
                                                                                 AWARDS               PAYOUTS
                                                                       -----------------------------------------
                                                             OTHER      RESTRICTED    SECURITIES
    NAME                                                    ANNUAL         STOCK      UNDERLYING                      ALL
     AND                                                   COMPENSA      AWARD(S)      OPTIONS/        LTIP          OTHER
  PRINCIPAL        YEAR         SALARY         BONUS         TION           ($)          SARS         PAYOUTS       COMPEN-
  POSITION                       ($)            ($)           ($)                         (#)                       SATION ($)
----------------------------------------------------------------------------------------------------------------------------
William            1999        $62,000         $-0-          $-0-         $16,578         -0-           -0-          $-0-
Kroske
President
(1)

---------------
(1) William Kroske was the President of the Company from June 1997 to April 1999. From April to August 1999, Kevin
         Gemas served in an interim capacity.

         No stock options or stock appreciation rights were granted to Mr.
Kroske.

         Since April 1997, the Company has issued 8,000 restricted shares of Common Stock quarterly to each of Janice Jones, William Willard, and John Grace as compensation for their services to the Company.

         In February 1999, the Company entered into a employment agreement with Arthur D. Harrison, Chief Financial Officer, pursuant to which he is paid $15 per hour payable upon receipt of his billing invoice; $35 per hour payable upon receipt of financing of at least $750,000; and $90 per hour in the form of a warrant or stock option based on current offering valuation.

         On March 29, 1999, in connection with the acquisition of CBS-Athletes, the Company entered into an Employment Agreement with Kevin Gemas. Under the terms of the Agreement, Mr. Gemas is to be employed by the Company for an initial term of five years, with annual extensions thereafter by mutual consent of the parties, at an annual salary of $90,000, subject to annual review. In addition, Mr. Gemas receives a standard benefit package (health insurance, vacation pay, sick pay, etc.) and an automobile allowance of $1,100 per month. Beginning in April 2000, he is entitled to participate in the Company's executive management bonus and stock option plans, when such plans are instituted.

         On March 29, 1999, in connection with the acquisition of CBS-Athletes, the Company entered into a Consulting Agreement with Wayne O. Gemas, father of Kevin Gemas. Pursuant to the terms of the Consulting
Agreement, Wayne Gemas
will provide consulting services to the Company on all matters pertaining to the business of the Company for a period of 5 years and will receive $1,500.00 per month (including an allowance for business expenses) for such services. In addition, Mr. Gemas is entitled to health insurance coverage, with the premium for such policy to be paid by the Company.

         In April 1999, the Company entered into an employment agreement with Rick Newton, Chairman of the Board of Directors. Pursuant to the terms of the agreement, Mr. Newton received 55,000 restricted shares of Common Stock upon acceptance of his engagement and an option to purchase up to 1,000,000 shares of Common Stock at $0.50 per share. The option is exercisable for a five-year period and vests at the rate of 200,000 shares per year. Upon reaching operating profitability of $100,000 per year, Mr. Newton will receive an annual salary of $25,000. On August 10, 1999, the Board of Directors rescinded the five-year option to purchase up to 1,000,000 shares, but granted Mr. Newton the option to purchase up to 60,000 shares at $0.50 per share, the amount vested since the beginning of his employment. This option expires April 16, 2004.

         On August 9, 1999, the Company entered into an Employment and Stock Option Agreement with Jerome M. Lapin, the Chief Executive Officer of the Company. Mr. Lapin's employment agreement renews automatically for successive one-year terms unless his employment is terminated. He is paid an annual salary of $60,000 and was granted five-year options to purchase 500,000 shares of Common Stock at $0.272 per share, half of which vested on August 9, 1999 and the remainder of which will vest August 9, 2000. Mr. Lapin has agreed that during his employment with the Company and for a period of three years from the termination of his employment that he will not directly or indirectly, own, manage, operate, control, be employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation, or control of (i) any business which is materially similar to or competitive with the Company's business in the United States or
(ii) any of the Company's then existing vendors, affiliates, or customers in the United States. Mr. Lapin has deferred payment of his salary. At January 31, 2000, $28,500 in salary had been accrued.

         On September 1, 1999, the Company entered into a letter agreement with John J. Grace, the spouse of Janice Jones, an officer, director, and principal stockholder of the Company, with regard to his compensation for services rendered July 1, 1999 through December 31, 1999. Mr. Grace billed the Company for actual time worked at the rate of $100 as follows: $25 per hour payable upon receipt of billings, $50 per hour payable upon receipt of financing of $500,000 or more, and $25 per hour in stock valued at $0.50 per share. For the fiscal year ended July 31, 1999 and six months ended January 31, 2000, Mr. Grace earned $-0- and $47,000, respectively, and received $22,000 in March 2000. Mr. Grace has agreed to defer receipt of compensation until additional financing is received by the Company. This contract has been extended to March 31, 2000.

         Beginning March 2000, Dr. Jones is paid a annual salary of $50,000.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In June 1997, the Company entered into an agreement with National College Recruiting Association, Inc. ("NCRA"), a wholly-owned subsidiary of Chartwell International, Inc. Chartwell International was at the time and still is a principal stockholder of the Company. Dr. Janice A. Jones, an officer and director of the Company, is and was at the time the Agreement was entered into, an officer, director and principal stockholder of Chartwell. NCRA granted the Company an exclusive license for the use, rights, and interests in and to all of the assets constituting the business of NCRA, along with the rights to sell new and service existing franchises of NCRA and to publish the BLUE CHIP ILLUSTRATED magazine. The term of the Agreement is for five years, with unlimited five-year renewals under the same terms and conditions. As consideration for the license, the Company agreed to pay NCRA an initial payment of $150,000 and 2.5% of the gross revenues realized from the business operations of NCRA. An additional license fee of $100,000 is to be paid to NCRA upon receipt of additional financing for the Company.

         Since June 1997, the Company has been leasing office space from Chartwell International, Inc. The lease expires July 31, 2000. Rental expense was $37,545 and $39,775 for the years ended July 31, 1999 and 1998, respectively.

         On February 26, 1998, the Company entered into a Management Services Agreement with Chartwell International, Inc. Chartwell agreed to raise capital for the Company as required; provide accounting and financial services; provide acquisition services; communicate with major investors, business partners and legal counsel; assist in the utilization of trade credits; assist in the preparation of business plans; and assist with external promotional announcements. The Company agreed to pay Chartwell $7,500 per month beginning February 1, 1998 until the Company's revenues exceed $4,000,000 per year. At that time, Chartwell's fee would increase to 2-1/2% of total revenues. The Company also agreed to reimburse Chartwell for its out-of-pocket expenses incurred by Chartwell on behalf of the Company. Management fee expense was $90,000 and $45,000 for the years ended July 31, 1999 and 1998, respectively. This agreement was terminated February 29, 2000.

         On June 15, 1999, the Company borrowed $5,000 from Arthur E. Harrison, the Company's Chief Financial Officer. The related promissory note was due December 15, 1999 with simple interest at the rate of 10% per annum. Rick N. Newton and Janice A. Jones, officers and directors of the Company, personally guaranteed the payment of the note. This note was paid in February 2000.

         On June 15, 1999, the Company also borrowed $6,000 from Chartwell International. The related promissory note was due December 15, 1999 with simple interest at the rate of 10% per annum. This note was paid in February 2000.

         On July 28, 1999, the Company borrowed $50,000 from Spring Sun Holdings, Ltd., a non-affiliated third party. The related promissory note was guaranteed by Chartwell International, Inc. and secured by 135,135 shares of the Company's Common Stock owned by Chartwell. The note accrued interest at the rate of 10% per annum and was due January 28, 2000. The Company tendered payment of this note at maturity.

         On January 28, 2000 and February 1, 2000, the Company borrowed $52,500 and $17,500, respectively, from Chartwell International, Inc., a principal stockholder of the Company and a company of which Janice Jones is an officer, director and principal stockholder. Janice Jones is also an officer, director, and principal stockholder of the Company. The notes are unsecured and accrue interest at the rate of 10% per annum. These loans are still outstanding and Chartwell has agreed to extend the maturity date of these loans to March 1, 2001.


ITEM 8.           DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, each with $0.001 par value per share, and 10,000,000 shares of Preferred Stock, each with $0.001 par value per share.

COMMON STOCK

         Each share of Common Stock has one vote with respect to all matters voted upon by the stockholders. The shares of Common Stock do not have cumulative voting rights.

         Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor. The Company has never declared a dividend on its Common Stock and has no present intention of declaring any dividends in the future.

         Holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

         The outstanding shares of the Common Stock of the Company are fully paid and non-assessable.

         The registrar and transfer agent for the Company's Common Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

PREFERRED STOCK

         The Articles of Incorporation permit the Board of Directors, without further stockholder authorization, to issue Preferred Stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the Common Stock, all of which could adversely affect the rights of the holders of the Common Stock. The Board of Directors has not established or issued a series of Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is not traded on a registered securities exchange, or on NASDAQ. The Company's Common Stock has been quoted on the OTC Bulletin Board since February 1998, and currently trades under the symbol "GRAD". The following table sets forth the range of high and low bid quotations for each fiscal quarter within the last two fiscal years, as well as the current fiscal year. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.


FISCAL QUARTER ENDED                                                 HIGH BID                       LOW BID
April 30, 1998............................................             $1.81                         $0.75

July 31, 1998.............................................             $1.44                         $0.69

October 31, 1998..........................................             $0.75                         $0.13

January 31, 1999..........................................             $0.36                         $0.09

April 30, 1999............................................             $0.49                         $0.20

July 31, 1999.............................................             $0.60                         $0.22

October 31, 1999..........................................             $0.52                         $0.18

January 31, 2000..........................................             $0.35                         $0.15


         On March 15, 2000, the closing price for the Common Stock was $0.90.

         As of February 29, 2000, there were 156 record holders of the Company's Common Stock. Based on reports from Investor Communication Services, the Company believes that there are approximately 1,770 beneficial stockholders.

         Since the Company's inception, no cash dividends have been declared on the Company's Common Stock.

         The Securities and Exchange Commission (SEC) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company.


ITEM 2.           LEGAL PROCEEDINGS.

         None.


ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         In January 2000, the Company engaged KPMG LLP to audit its financial statements for the fiscal year ended July 31, 1999. The decision to engage KPMG LLP was approved by the Board of Directors of the Company. The Company did not consult KPMG LLP prior to its engagement.

         Grant Thornton LLP audited the Company's financial statements for the fiscal year ended July 31, 1998. The report of Grant Thornton LLP on those financial statements did not contain an adverse opinion or a disclaimer of an opinion. That report made reference to a going concern qualification. There were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the term of its engagement by the Company. No reportable events occurred during the term of the engagement.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold shares of Common Stock which were not registered under the Securities Act of 1933, as amended, as follows:

         On June 16, 1997, 400,000 shares of Common Stock were authorized for issuance to officers, directors, and other founders of the Company, for a total value of $500.

         On June 27, 1997, the Company issued 11,646,000 shares of Common Stock to Chartwell International, Inc. for cash and other assets valued at $69,000.

         In July 1997, the Company sold 1,350,000 shares of Common Stock to 19 investors for cash of $118,000, net of offering costs, pursuant to the exemption from registration contained in Rule 504 promulgated under the Securities Act of 1933.

         In August and September 1997, 750,000 shares of Common Stock were issued to the principals of Corporate Relations Group for cash and services valued at $75,000.

         In September 1997, 100,000 shares of Common Stock were issued to 2 investors, Olympus Capital, Inc. and Pow Wow, Inc., in consideration for making bridge loans to the Company. The shares were valued at $10,000.

         From August 1997 through May 1998, 75,632 shares of Common Stock were issued to officers and directors of the Company for services valued at $15,816.

         In September 1997, the Company sold 1,540,000 shares of Common Stock to 40 investors for cash of $745,000, net of offering costs, pursuant to the exemption from registration contained in Rule 504 promulgated under the Securities Act of 1933.

         In October 1997, 23,500 shares of Common Stock were issued to 10 individuals to buy back franchises. The shares were valued at $6,150.

         In July 1998, the Company accrued 101,668 shares of issuance to employees. The shares were valued at $53,624 and were actually issued in December 1998.

         From December 1998 to May 1999, the Company issued 236,001 shares of Common Stock to directors of the Company (William Willard, Janice Jones, and William Kroske) and an advisor to the Company (John Grace) for services valued at $21,274.

         From December 1998 to March 1999, the Company issued 173,656 shares of Common Stock to employees for compensation in the amount of $15,758.

         From December 1998 to March 1999, the Company issued 471,795 shares of Common Stock to certain parties for services valued at $41,770 and to secure the payment of certain amounts owed by the Company. The shares issued for security (450,100) are held in escrow.

         In February 1999, the Company issued 42,000 shares of Common Stock to 4 persons for cash, net of offering costs, of $12,311, pursuant to the exemption from registration contained in Rule 504.

         In April 1999, the Company issued 500,000 shares of Common Stock to Wayne Gemas as part of the purchase price for CBS-Athletes, and 22,500 shares of Common Stock to 6 employees and consultants of CBS-Athletes. The shares were valued at $133,028. In addition, options to purchase 500,000 shares of Common Stock at $0.50 per share, and additional options to purchase 500,000 shares of Common Stock contingent upon attaining certain performance thresholds were issued to Wayne Gemas. The options issued at $0.50 were valued at $61,531. An additional 25,000 shares, valued at $5,528, were issued to one of the CBS-Athletes consultants in August 1999.

         In May 1999, 351,996 shares of Common Stock were issued and held in escrow to secure the payment of a note in the amount of $176,000. These shares were not valued since they are held in escrow. These shares were cancelled in January 2000 and 352,000 shares were reissued in the names of Kevin and Wayne Gemas. The shares are still held in escrow.

         In August 1999, the Company issued 42,990 shares of Common Stock to officers, directors, and an advisor of the Company (Art Harrison, Janice Jones, William Willard, and John Grace) for compensation of $9,505.

         In August 1999, the Company issued 1,347 shares of Common Stock to Marcus McCarty for compensation of $298.

         In August 1999, the Company issued 55,000 shares of Common Stock to The Taxin Network for services valued at $6,683.

         In October 1999, the Company issued 125,000 shares of Common Stock to Patrick Darrel Hackman for investor relation services valued at $20,100.

         In November 1999, the Company issued 360,000 shares of Common Stock to Johnson & Associates for investor/public relations services valued at $52,704.

         In January 2000, the Company issued 140,000 shares of Common Stock to Charlie Jarvis for website creation services valued at $37,520.

         In February 2000, the Company issued 145,033 shares of Common Stock to officers, directors and advisors of the Company (Arthur Harrison, Janice Jones, William Willard, and John Grace) for compensation $133,126.

         In February 2000, the Company issued 3,278 shares of Common Stock to Daniel J. Miske in lieu of legal fees of $1,639.

         In February 2000, the Company offered and sold 2,000,000 shares of Common Stock at $.50 per share for a total of $1,000,000 pursuant to Rule 504 of Regulation D to 8 persons in the State of Nevada and one accredited investor in the State of Colorado. The offering was registered by qualification in the State of Nevada. No underwriters were used in connection with the offering.

         In February 2000, the Company issued 8,000 shares of Common Stock to Serena Riedel, an employee of the Company, for compensation of $4,342.

         No underwriters were used in connection with any of the stock transactions described above. Except for those transactions for which the Company has relied upon the exemption from registration contained in Rule 504, the Company has relied upon Section 4(2) of the Securities Act of 1933. All of the purchasers were deemed to be sophisticated with respect to an investment in securities of the Company by virtue of their financial condition and/or relationship to members of management of the Company. The Company affixed appropriate legends to the stock certificates issued in the transactions


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 7-109-101 ET SEQ. of the Colorado Business Corporation Act and
Article 8 of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


                                    PART F/S

                      College Bound Student Alliance, Inc.
                      Condensed Consolidated Balance Sheets
                                as of January 31,
                                   (unaudited)

                                                             2000            1999
                                                          -----------    -----------
 Current assets
   Cash                                                   $    11,624    $    17,576
   Accounts receivable, net                                    21,692          4,625
   Notes receivable, current portion                             --           44,402
   Other                                                       15,974         47,289
                                                          -----------    -----------
 Total current assets                                          49,290        113,892
 Equipment, net                                                73,391         33,774
 Recruiting systems technology, net                         1,144,314          1,198
 Trademarks and licensing, net                                108,223        141,540
 Other assets                                                  20,183          5,100
                                                          -----------    -----------
      TOTAL ASSETS                                        $ 1,395,401    $   295,504
                                                          ===========    ===========
 Current liabilities
   Accounts payable                                       $   692,964    $    63,798
   Accrued expenses                                           200,253         52,536
   Current portion of notes payable                           261,011           --
   Deferred revenue                                            36,208           --
                                                          -----------    -----------
      Total                                                 1,190,436        116,334
 Long term notes payable to former owner of CBSA,
   less current portion                                       751,592           --
                                                          -----------    -----------
      Total liabilities                                     1,942,028        116,334
Stockholders' equity (deficit)
   Common stock                                                18,562         16,991
   Additional paid in capital                               1,479,657      1,338,357
   Treasury stock                                                --         (196,396)
   Accumulated deficit                                     (2,044,846)      (979,782)
                                                          -----------    -----------
   Total stockholders' equity (deficit)                      (546,627)       179,170
                                                          -----------    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)   $ 1,395,401    $   295,504
                                                          ===========    ===========

            See Notes to Condensed Consolidated Financial Statements.

                      College Bound Student Alliance, Inc.
                 Condensed Consolidated Statement of Operations
                   for the six month period ending January 31,
                                   (unaudited)

                                                           2000             1999
                                                       ------------    ------------
Revenue
   Profiles                                            $    651,904    $    117,587
   Franchises                                                  --           141,950
   Other                                                      3,577            --
                                                       ------------    ------------
      Total revenue                                         655,481         259,537

Cost of services                                            435,003         162,881

General and administrative                                  648,254         363,808

Depreciation and amortization                                99,299          24,240
                                                       ------------    ------------
Operating loss                                             (527,076)       (291,392)
Interest expense, net                                        35,041             156
                                                       ------------    ------------
      NET LOSS                                         $   (562,116)   $   (291,549)
                                                       ============    ============
Net loss per share - basic and diluted                 $      (0.03)   $      (0.02)
                                                       ============    ============
Weighted average number of common shares outstanding     18,128,788      16,131,847
                                                       ============    ============


            See Notes to Condensed Consolidated Financial Statements.

                      College Bound Student Alliance, Inc.
                 Consolidated Condensed Statement of Cash Flows
                for the six month period ending January 31, 2000


Net Loss                                        $(562,116)
   Adjustments to reconcile net loss
      Depreciation and amortization                99,299
      Stock issuances                             119,792
                                                ---------
   Adjusted net loss                             (343,025)

Net cash provided by operating activities         279,649
Net cash provided by investment activities         (7,382)
Net cash provided by financing activities              --
                                                ---------
Net cash decrease for period                      (70,758)

Cash at beginning of period                        82,383
                                                ---------
Cash at end of period                           $  11,624
                                                =========


            See Notes to Condensed Consolidated Financial Statements.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                     FOR SIX MONTHS ENDING JANUARY 31, 2000
                                   unaudited

1.   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

College Bound Student Alliance, Inc., (the "Company") was incorporated in the State of Colorado on July 15, 1993 under the name Winter Park Ventures. The Company was inactive until 1997. On April 22, 1997, the Company amended it articles of incorporation and changed its name to SportsStar Marketing, Inc. On July 13, 1999, the Company changed to its current name after the acquisition of College Bound Student Athletes, Inc.

The Company's business objective is to expand the choices of colleges of qualified students and to assist parents and students who have the opportunity to access financial aid opportunities. This is the Company's only business segment. The company is transitioning from a franchise based sales force to a direct sales force and other marketing channels. The Company uses a central production and distribution facility to prepare the finished product and distribute to the appropriate colleges. The Company's main product lines include profiling, higher education aids and learning programs, financial aid and merit award searches and academic and personal development programs. The Company also owns the rights to publish the magazine "BlueChip Illustrated".

Beginning in April 1999, the consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, College Bound Student-Athletes, Inc. All inter-company balances and transactions have been eliminated in consolidation.

The accompanying condensed consolidated financial statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in connection with the financial statements and notes thereto included herein for the year ended July 31, 1999 included elsewhere herein.

In the opinion of the Company, the accompanying condensed consolidated financial statements include all adjustments (consisting of normal recurring accruals and adjustments) required to present fairly the Company's financial position at January 31, 2000 and January 31, 1999, and the results of their operations for each of the six month periods ended January 31, 2000 and 1999.

The operating results for the six months ended January 31, 2000 are not necessarily indicative of the results that may be expected for the year ended July 31, 2000.

2.   NET LOSS PER SHARE

Basic loss and diluted loss per share are computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period and by all dilutive potential common shares outstanding during the period, respectively. The weighted average number of shares used in the computation of basic loss per share were 18,128,788 and 16,131,847 for the six months ended January 31, 2000 and 1999, respectively. Basic loss per common share and loss per common share assuming dilution are the same for the periods ending January 31, 2000 and 1999 because of the anti-dilutive effect of stock options and awards when there is a net loss. The Company has issued options to purchase 1,611,233 shares of its common stock as of January 31, 2000, which could potentially dilute basic earnings per share in the future.

3.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those amounts.


4.   INCOME TAXES

Income taxes are computed using the anticipated effective tax rate for the year.

5.   LIQUIDITY

In February 2000, the Company completed the sale of 2,000,000 shares of common stock for $1,000,000 and in March 2000 received a $500,000 corporate sponsorship. The Company repaid $210,000 of acquisition and other debt, $76,000 of deferred compensation and $360,000 of deferred vendor and accounts payable with the proceeds from these transactions.

Management of the Company believes the cash received from the sale of common stock and sponsorship, plus cash generated from operations, will be sufficient to allow the Company to meet its obligations as they come due through at least August 2000.

The Company's internal sources of liquidity include the continuing commitment of certain management personnel to defer a portion or all of their compensation until cash flow improves, the commitment of certain major stockholders/noteholders to defer payments on their notes until cash flow improves and the ability of a significant stockholder to contribute funding if needed.

6.   BUSINESS COMBINATION

On April 15, 1999, the Company acquired College Bound Student Athletes, Inc. (CBS Athletes), for $1,307,000, consisting of $1,040,000 debt, 545,000 shares of the Company's stock, and options to purchase 500,000 shares of the company's common stock at $0.50 per share. Additional payments of up to $1.1 million and options to purchase 500,000 shares of the Company's common stock could be made upon CBS Athletes achieving certain performance thresholds. It is presently not probable that such performance thresholds will be met. Additional consideration, if any, would be recognized at the point that meeting the thresholds becomes probable.

The acquisition has been accounted for by the purchase method and the results of operation of have been included in the Company's financial statements from April 15, 1999. The purchase price was allocated to the fair value of identifiable assets and liabilities. In connection with the purchase, the Company recorded three intangible assets: payment for a covenant not to compete of $156,013 which is being amortized over the covenant period of three years on a straight-line basis; software of $73,300 which is being amortized on a straight line basis over five years; and recruiting systems technology of $1,057,108 which is being amortized on a straight line basis over ten years.

7.   NOTES PAYABLE TO RELATED PARTIES

Notes payable to related parties include notes payable to stockholders and employees. Interest is accrued at rates ranging from 8% to 10% per annum and the notes payable, including accrued interest, are due upon the Company obtaining defined additional financing.

8.   STOCKHOLDERS' EQUITY (DEFICIT)

The Company has 10,000,000 shares of authorized preferred stock, par value $0.001, issuable from time to time in different series with rights and privileges to be determined by the Board of Directors. No preferred stock has yet been issued.

9.   STOCK OPTIONS

Stock option activity during the six months ending January 31, 2000 was as follows:

                                                       Number of shares   Range of exercise prices
                                                       ----------------   ------------------------
Balance at July 31, 1999                                   1,126,233          $0.50 to $1.00
          Granted                                            485,000          $0.27 to $0.50
          Canceled or exercised                                    0
                                                           ---------
Balance at January 31, 2000                                1,611,233          $0.27 to $1.00
                                                           =========
Number of options exercisable at January 31, 2000          1,326,233          $0.27 to $1.00
                                                           =========


The Company has agreements to grant additional options to certain employees. The Chairman of the Board is granted an additional 200,000 options for each year of service which vests after the year such service is completed. The CEO is to receive 250,000 options on the anniversary date of employment and the Corporate Controller is to receive 20,000 per year for the next four years on the anniversary date of employment, which vest after the year such service is completed.

                          Independent Auditors' Report


Board of Directors
College Bound Student Alliance, Inc. and subsidiary:

We have audited the accompanying consolidated balance sheet of College Bound Student Alliance, Inc. and subsidiary (Company) as of July 31, 1999, and the related consolidated statement of operations, stockholders' equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of College Bound Student Alliance, Inc. as of and for the year ended July 31, 1998, were audited by other auditors, whose report dated December 7, 1998 on those statements included an explanatory paragraph due to uncertainty relating to the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of College Bound Student Alliance, Inc. and subsidiary as of July 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                       KPMG LLP


Denver, Colorado
January 19, 2000, except as to
    note 2, which is as of
    March 9, 2000

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                        Consolidated Financial Statements

                             July 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                           Consolidated Balance Sheets

                             July 31, 1999 and 1998


                            ASSETS                                            1999             1998
                                                                           -----------      ----------
Current assets:
    Cash                                                                   $    82,383         173,832
    Trade credits                                                                 --            49,513
    Accounts receivable, net of allowance for doubtful accounts of
       $28,000 in 1999                                                          21,052            --
    Other current assets                                                        14,810          11,917
    Current portion of notes receivable                                           --            16,090
    Receivable from related party                                                 --               660
                                                                           -----------      ----------
               Total current assets                                            118,245         252,012

Notes receivable less current portion                                             --             7,963
Property and equipment, net                                                     83,286          36,624
Licensing rights, net of accumulated amortization of $91,000 and
    $47,250 in 1999 and 1998, respectively                                     119,000         162,750
Organization costs                                                                --             1,378
Other assets, net of accumulated amortization of $54,826 in 1999             1,236,695           5,100
                                                                           -----------      ----------
               Total assets                                                $ 1,557,226         465,827
                                                                           ===========      ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Notes payable                                                          $    50,000            --
    Current portion of capital lease obligation                                  3,372            --
    Current portion of long-term debt payable to stockholder                   132,348            --
    Accounts payable                                                           374,252          37,910
    Accrued liabilities                                                        128,697          23,566
    Notes payable to related parties                                            86,000            --
    Due to related parties                                                      98,340            --
    Deferred revenue                                                            36,208            --
                                                                           -----------      ----------
               Total current liabilities                                       909,217          61,476
                                                                           -----------      ----------
Long-term liabilities -
    long-term debt payable to stockholder, less current portion                751,976            --
                                                                           -----------      ----------
               Total liabilities                                             1,661,193          61,476

Stockholders' equity (deficit):
    Preferred stock, $.001 par value, 10,000,000 shares authorized,
       none issued or outstanding                                                 --              --
    Common stock, $.001 par value, 40,000,000 shares authorized;
       17,784,748 and 15,986,800 shares issued and outstanding at
       July 31, 1999 and 1998, respectively                                     17,785          15,987
    Additional paid in capital                                               1,360,977       1,077,103
    Accumulated deficit                                                     (1,482,729)       (688,739)
                                                                           -----------      ----------
               Total stockholders' equity (deficit)                           (103,967)        404,351
                                                                           -----------      ----------
Commitments and contingent liabilities (notes 3, 6, 7, 8 and 11)

               Total liabilities and stockholders' equity (deficit)        $ 1,557,226         465,827
                                                                           ===========      ==========


See accompanying notes to consolidated financial statements.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Operations

                       Years ended July 31, 1999 and 1998

                                                             1999              1998
                                                         ------------      -----------
Revenue:
    Profile fees                                         $    499,154          107,543
    Franchise fees                                            156,627           64,682
    Other                                                      51,105           22,447
                                                         ------------      -----------
                                                              706,886          194,672
Costs and expenses:
    Cost of services                                          413,015             --
    Selling, general and administrative expenses              945,077          794,839
    Depreciation and amortization                             110,104           48,056
                                                         ------------      -----------
                                                            1,468,196          842,895
                                                         ------------      -----------
               Loss from operations                          (761,310)        (648,223)

Interest expense                                              (41,014)          (9,204)
Other income, net                                               8,334             --
                                                         ------------      -----------
               Loss before income taxes                      (793,990)        (657,427)

Provision for income taxes                                       --               --
                                                         ------------      -----------
               Net loss                                  $   (793,990)        (657,427)
                                                         ============      ===========
Net loss per share - basic and diluted                   $      (0.05)           (0.04)
                                                         ============      ===========
Weighted average number of common shares outstanding       16,711,127       15,607,360
                                                         ============      ===========


See accompanying notes to consolidated financial statements.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

      Consolidated Statements of Changes in Stockholders' Equity (Deficit)

                       Years ended July 31, 1999 and 1998


                                                                                      Additional                        Total
                                                                                       paid in        Accumulated     stockholders'
                                                               Shares     Amount       capital          deficit     equity (deficit)
                                                             ----------   -------     ----------      -----------   ----------------
Balance at July 31, 1997                                     13,396,000   $13,396      174,104          (31,312)        156,188

Common stock issued for services                                750,000       750       74,250             --            75,000
Common stock issued to investors for bridge loan                100,000       100        9,900             --            10,000
Common stock issued to officers and directors for services       75,632        76       15,740             --            15,816
Common stock issued to repurchase franchises                     23,500        23        6,127             --             6,150
Common stock issued for cash, net of offering costs           1,540,000     1,540      743,460             --           745,000
Common stock accrued but not issued                             101,668       102       53,522             --            53,624
Net loss                                                           --        --           --           (657,427)       (657,427)
                                                             ----------   -------   ----------       ----------        --------
Balance at July 31, 1998                                     15,986,800    15,987    1,077,103         (688,739)        404,351

Common stock issued for cash                                     42,000        42       12,269             --            12,311
Common stock issued to directors for services                   236,001       236       21,038             --            21,274
Common stock issued to employees for compensation               173,656       174       15,584             --            15,758
Common stock issued for services                                471,795       472       41,298             --            41,770
Common stock issued for acquisition                             522,500       522      132,506             --           133,028
Common stock options issued for acquisition                        --        --         61,531             --            61,531
Common stock held in escrow                                     351,996       352         (352)            --              --
Net loss                                                           --        --           --           (793,990)       (793,990)
                                                             ----------   -------   ----------       ----------        --------
Balance at July 31, 1999                                     17,784,748   $17,785    1,360,977       (1,482,729)       (103,967)
                                                             ==========   =======   ==========       ==========        ========


See accompanying notes to consolidated financial statements.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                       Years ended July 31, 1999 and 1998

                                                                                      1999          1998
                                                                                   -----------    --------
Cash flows from operating activities:
    Net loss                                                                       $  (793,990)   (657,427)
    Adjustments to reconcile net loss to net cash used in
       operating activities:
          Provision for doubtful accounts                                               18,000        --
          Depreciation and amortization                                                112,069      48,056
          Issuance of common stock for director services                                21,274        --
          Issuance of common stock for employee compensation                            15,758        --
          Issuance of common stock for services                                         13,581      95,975
          Trade credits exchanged for services                                            --        27,182
          Notes receivable exchanged for franchises                                       --       (24,713)
    Changes in operating assets and liabilities:
       Accounts receivable                                                               6,225        --
       Other current assets                                                             (4,858)     (6,197)
       Accrued liabilities                                                             (46,113)     23,566
       Accounts payable                                                                341,854      22,993
                                                                                   -----------    --------
               Net cash used in operating activities                                  (316,200)   (470,565)
                                                                                   -----------    --------
Cash flows from investing activities:
    Purchase of property and equipment                                                  (2,000)    (28,124)
    Purchase of CBSA                                                                    24,446        --
    Other assets                                                                       (29,970)       --
                                                                                   -----------    --------
               Net cash used in investing activities                                    (7,524)    (28,124)
                                                                                   -----------    --------
Cash flows from financing activities:
    Payments on capital leases                                                          (1,291)       --
    Proceeds from notes payable                                                         50,000     778,225
    Proceeds from notes payable to related parties                                      11,000        --
    Collections on notes receivable                                                     24,713         390
    Decrease (increase) in related party payable                                       147,853    (144,043)
                                                                                   -----------    --------
               Net cash provided by financing activities                               232,275     634,572
                                                                                   -----------    --------
               Net increase (decrease) in cash                                         (91,449)    135,883

Cash at beginning of year                                                              173,832      37,949
                                                                                   -----------    --------
Cash at end of year                                                                $    82,383     173,832
                                                                                   ===========    ========
Supplemental disclosure of cash flow information:
    Cash paid for interest for the years ended July 31, 1999
       and 1998 was $2,340 and $6,583, respectively

    Schedule of non-cash investing and financing activities:
          The Company purchased all the outstanding stock of College Bound Student-Athletes, Inc. Assets were acquired and liabilities assumed were as follows:

          Fair value of assets acquired                                            $ 1,519,006        --
          Long-term debt assumed                                                      (964,901)       --
          Common stock and fair value of stock options issued                         (194,559)       --
                                                                                   -----------    --------
               Other liabilities assumed                                           $   359,546        --
                                                                                   ===========    ========

          The Company received $31,000 in trade credits in settlement of a note receivable during the year ended July 31, 1998


See accompanying notes to consolidated financial statements.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


(1)  ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  HISTORY AND BUSINESS ACTIVITY

     College Bound Student Alliance, Inc. (Company) was incorporated in the State of Colorado on July 15, 1993 under the name Winter Park Ventures. The Company was inactive until 1997. On April 22, 1997, the Company amended its articles of incorporation and changed its name to SportStar Marketing, Inc. On July 13, 1999, the Company changed to its current name after the acquisition of College Bound Student Athletes, Inc.

     The Company's business objective is to expand the choices of qualified colleges for qualified students and assists parents and students who have the opportunity to qualify for the financial aid opportunities available to them. This is the Company's only business segment. The Company is transitioning from a franchise based sales force to a direct sales force and other marketing channels. The Company uses a central production and distribution facility to prepare the finished product and distribute to the appropriate colleges. The Company's main product line includes profiling, higher education aids and learning programs, financial aid and merit award searches and academic and personal development programs. The Company also holds the rights to publish the magazine "BlueChip Illustrated".

     During fiscal 1999, the consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, College Bound Student-Athletes Inc. All intercompany balances and transactions have been eliminated in consolidation.

(b)  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

(c)  TRADE CREDITS

     The Company accounts for trade credits according to Financial Accounting Standards Board Emerging Issues Task Force abstract No. 93-11. Trade credits are recorded at cost, and represent purchasing value for goods and services in established barter markets. The Company considers these credits as the equivalent of cash for purchase of certain goods and services, but reviews its trade credits periodically to assess their carrying amounts.

(d)  LICENSING RIGHTS

     Licensing rights are recorded at cost and are amortized on a straight-line basis over the term of the agreement, which is five years.

(e)  NET LOSS PER SHARE

     The Company computes earnings (loss) per share in accordance with the requirements of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE, (SFAS No. 128). SFAS No. 128 requires the disclosure of basic earnings per share and diluted earnings per

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998

     share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of stock options, warrants, and their equivalents is calculated using the treasury stock method.

     Net loss per common share - basic and diluted is computed based on the weighted average number of shares of common stock outstanding during the year. Basic loss per common share and loss per common share - assuming dilution, are the same for the years ended July 31, 1999 and 1998 because of the antidilutive effect of stock options and awards when there is a net loss. The Company has issued options to purchase 1,126,233 and 311,233 shares of its common stock as of July 31, 1999 and 1998, respectively, which could potentially dilute basic earnings per share in the future.

(f)  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciation is recorded using the straight-line method over the estimated lives of the assets ranging from five to seven years for furniture and equipment and three years for vehicles.

(g)  REVENUE RECOGNITION

     The Company recognizes profile fee revenue from students as the services are performed. Deferred revenue is recorded for cash received in advance for services the Company is obligated to perform. The Company recognizes franchise fee revenue from an individual franchise sale when all the initial services of the Company, as required by the franchise agreement, have been performed.

(h)  INCOME TAXES

     The Company has accounted for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(i)  STOCK OPTION PLAN AND STOCK OPTION AGREEMENTS

     The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998

     TO EMPLOYEES, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company has adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), ACCOUNTING FOR STOCK-BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123 for stock options issued to employees. All stock options issued to non-employees are accounted for using the provisions of SFAS No. 123.

(j)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

(k)  RECLASSIFICATION

     Certain financial statement reclassifications have been made to 1998 amounts to conform to the presentation used in 1999.

(2)  LIQUIDITY

     In February of 2000, the Company completed a sale of 2,000,000 shares of common stock for $1,000,000 and received in March of 2000, $500,000 of corporate sponsorship. Management of the Company believes the cash received from the sale of common stock and sponsorship, plus any cash generated from operations, will be sufficient to allow the Company to meet its obligations as they come due through at least August 1, 2000.

(3)  BUSINESS COMBINATION

     On April 15, 1999, the Company acquired College Bound Student Athletes, Inc. (CBS Athletes), for $1,307,146, consisting of $1,039,900 debt, 545,000 shares of the Company's common stock, and options to purchase 500,000 shares of the Company's common stock at $0.50 per share. Additional payments of up to $1.1 million and options to purchase 500,000 shares of the Company's common stock could be made upon CBS Athletes achieving certain performance thresholds. It is presently not probable that such performance thresholds will be met. Additional consideration, if any, would be recognized at the point that meeting the thresholds becomes probable.

     The acquisition has been accounted for by the purchase method and the results of operations of CBS Athletes have been included in the Company's financial statements from April 15, 1999. The

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998

     purchase price was allocated to the fair value of identifiable assets and liabilities. In connection with the purchase, the Company recorded three intangible assets: payment for a covenant not to compete of $156,013 which is being amortized over the covenant period of three years on a straight-line basis; software of $73,300 which is being amortized on a straight line basis over five years; and recruiting systems technology of $1,057,108 which is being amortized on a straight line basis over ten years. These intangible assets have been recorded as other assets.

     The following unaudited pro forma financial information presents the combined results of operations of the Company and CBS Athletes as if the acquisition had occurred at the beginning of fiscal 1999 and 1998, after giving effect to certain adjustments including amortization of intangibles, additional depreciation expense and increased interest expense on debt related to the acquisition. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and CBSA constituted a single entity during such periods.

                                                      Year ended     Year ended
                                                     July 31, 1999  July 31, 1998
                                                     -------------  -------------
     Net sales                                        $ 1,357,630     1,913,838
                                                      ===========    ==========
     Net loss                                         $   753,045      (602,382)
                                                      ===========    ==========
     Net loss per share - basic and diluted           $      (.05)         (.04)
                                                      ============    ==========

(4)  PROPERTY AND EQUIPMENT

     Property and equipment at July 31, 1999 and 1998 consisted of the following:

                                                1999       1998
                                             ---------    -------
     Furniture and equipment                 $  89,659     46,923
     Vehicle                                    14,076       --
                                             ---------    -------
                                               103,735     46,923
             Less accumulated depreciation     (20,449)   (10,299)
                                             ---------    -------
                                             $  83,286     36,624
                                             =========    =======


     Depreciation expense for the years ended July 31, 1999 and 1998, was $11,719 and $5,689, respectively.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


(5)  NOTES RECEIVABLE

     Notes receivable consist of the following at July 31:

                                                                                  1998
                                                                                -------
     Promissory note, balance due on or before November 1, 2000;
       interest at an annual rate of 8%, secured by franchise                   $ 4,553

     Promissory note, monthly installments of $250, balance due
       December 30, 1999; interest at an annual rate of 5%,
       secured by franchise                                                       5,750

     Promissory note, $8,000 due December 1998 plus 6% interest,
       $5,750 due June 1, 1999 plus 6% interest, secured by franchise            13,750
                                                                                -------
                                                                                 24,053
     Less current portion                                                        16,090
                                                                                -------
                                                                                $ 7,963
                                                                                =======


(6)  NOTE PAYABLE AND NOTES PAYABLE TO RELATED PARTIES

     On July 28, 1999, the Company borrowed $50,000 from a third party with an interest rate of 10% per annum, the principal and accrued interest of which is payable on January 28, 2000.

     Notes payable to related parties include notes payable to stockholders and employees. Interest is accrued at rates ranging from 8% to 10% per annum and the notes payable, including accrued interest, are due upon the Company's obtaining defined additional financing.

(7)  LONG-TERM DEBT PAYABLE TO STOCKHOLDER

     Notes payable to related parties as of July 31, 1999 consisted of the following:

     Note payable to stockholder for acquisition of CBS Athletes                $527,951
     Note payable to stockholder assumed in connection with acquisition
       of CBS Athletes                                                           208,888
     Note payable to stockholder for agreement not to compete
       in connection with acquisition of CBS Athletes                            147,485
                                                                                --------
                                                                                 884,324
     Less:  current portion                                                      132,348
                                                                                --------
                                                                                $751,976
                                                                                ========


                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


     In December 1999 and March 2000, the former owner of CBS Athletes and the Company entered into an amendment to require payments on debt acquired or issued in connection with the acquisition of CBS Athletes as follows:

     1. $600,000 non-interest bearing note and $75,000 other note: $160,000 is due upon obtaining $1 million in financing (payment was made in March
          2000) and the remainder of the unpaid balance upon receiving an additional $3,500,000 in financing or $20,000 on July 1, 2000; $20,000 on October 1, 2000; $20,000 on January 1, 2001; $20,000 on March 1,
          2001, and the balance on March 15, 2001.

     2. $176,000 covenant not to compete: 36 equal monthly installments of $4,889 beginning December 15, 1999.

     3. $208,888, 8% note final payment due November 15, 2004: 60 equal monthly installments of interest and principal of $4,446 beginning December 15, 1999.

     In March 2000, payments of $160,000 were made on the $675,000 above-mentioned notes.

     Aggregate maturities of notes payable as of July 31, 1999 assuming the Company does not obtain additional financing which causes acceleration of the payment of this debt follows:

                July 31:
                    2000                         $ 132,348
                    2001                           532,494
                    2002                            95,381
                    2003                            61,877
                    2004                            47,568
                    Thereafter                      14,656
                                                 ---------
                                                 $ 884,324
                                                 =========


(8)  RELATED PARTY TRANSACTIONS

     The Company entered into a consulting agreement with the former owner of CBSA for $1,500 per month for five years beginning as of the date when the first $100,000 payment is made on the Acquisition Note. No payments were made on the Acquisition Note and no amounts have been expensed or are payable as of July 31, 1999 related to this consulting agreement.

     The Company leases office space on a month-to-month basis from Chartwell International, Inc. (Chartwell). Rental expense was $37,545 and $39,775 for the years ended July 31, 1999 and 1998, respectively.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


     Beginning February 1, 1998, the Company entered into a three-year agreement with Chartwell whereby Chartwell's management performs certain management functions for the Company in exchange for $7,500 per month. Management fee expense was $90,000 and $45,000 for the years ended July 31, 1999 and 1998, respectively. Included in due to related parties is $98,340 and $0 payable to Chartwell at July 31, 1999 and 1998, respectively.

     The Company has acquired licensing rights through an agreement with National College Recruiting Association, Inc. (NCRA), which is a wholly owned subsidiary of Chartwell. The license provides the Company with exclusive use, rights and interest in the NCRA name, franchise program, operating franchisees, franchise fees, operating systems and technology, the "Blue Chip Illustrated" magazine and the 900 Sports line, for a five-year period renewable for an unspecified number of five year terms. The fee for the license includes a payment of $210,000 to NCRA, plus 2.5% of gross revenue from licensed operations and an additional payment of $100,000 upon the Company raising an additional $500,000 in capital.

     The Company, through the NCRA license, offered for sale and sold franchises whereby the purchaser may, for a fee and royalties, secure the use of NCRA's name, distribution network and marketing materials. Under the terms of the franchise agreement, prior to the opening of the franchise, the Company makes available to the franchisee, training at a NCRA facility, sales and start up consulting, and the right to operate a NCRA franchise using the NCRA name and trademark. During the operation of the franchise, the Company is required to provide, among other things, ongoing training and consulting, subscriber services and access to advertising materials and supplies generally for an additional fee.

     The Company has recorded its licensing rights at cost, $210,000, and is amortizing the asset over a five-year period using the straight-line method.

(9)  INCOME TAXES

     Income tax benefit differed from the amounts computed by applying the U.S. Federal income tax rate of 34% for fiscal 1999 and 1998 as a result of the following:

                                                           1999        1998
                                                        ---------    --------
     Computed "expected" tax benefit                    $ 269,957     223,525
     Increase (decrease) in tax benefit resulting
     from:
           State income taxes, net of federal benefit      26,009      21,695
           Increase in valuation allowance               (295,966)   (245,220)
                                                        ---------    --------

               Income tax expense (benefit)             $    --          --
                                                        =========    ========

     The Company has a net operating loss carryforward of approximately $1.4 million available to offset future U.S. tax liabilities, which expires beginning in 2018 and is the Company's only significant deferred tax asset. Due to historical operating losses, the Company has provided a valuation allowance against this asset. Accordingly, no deferred tax asset has been included in the accompanying balance sheets.

(10) STOCKHOLDERS' EQUITY (DEFICIT)

     The Company has 10,000,000 shares of authorized preferred stock, par value $.001, issuable from time to time in different series with rights and privileges to be determined by the Board of Directors. No specific series of preferred stock have yet been established.

     At July 31, 1998, the Company had an obligation to issue 101,668 shares of common stock to employees and directors of the Company. Consideration had been exchanged but the shares had not been issued at year end. These shares are considered issued and outstanding at July 31, 1998.

(11) EMPLOYMENT AGREEMENT

     In August 1997, the Chairman of the Board entered into an agreement which gives the Chairman a five-year option to purchase 1,000,000 shares of the Company's common stock at $.50 per share which was the fair value of the common stock on the grant date. The shares vest at the rate of 200,000 shares per year.

(12) STOCK OPTIONS

     The per share weighted average fair value of stock options granted during 1999 and 1998 was $.30 and $.34, respectively, on the date of grant using the Black Scholes option pricing model with the following assumptions: no expected dividend yield, risk free interest rate of 6%, volatility of 175%, and expected option lives ranging from 3 to 5 years.

     The Company applies APB Opinion No. 25 in accounting for its stock options issued to employees and, accordingly, no compensation cost has been recognized in the accompanying financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                                           1999        1998
                                                       ----------    --------
     Net loss as reported                              $ (793,990)   (657,427)
                                                       ==========    ========
     Net loss, pro forma                               $ (850,285)   (657,427)
                                                       ==========    ========
     Net loss per share - basic and diluted
         pro forma                                     $     (.05)      (0.04)
                                                       ==========    ========


     The above pro forma disclosures are not necessarily representative of the effect on the reported net loss for future periods because options vest over several years and additional awards are generally made each year.

                      COLLEGE BOUND STUDENT ALLIANCE, INC.
                                 and subsidiary

                   Notes to Consolidated Financial Statements

                             July 31, 1999 and 1998


     Stock option activity during the years indicated was as follows:

                                                                Number of        Range of
                                                                  shares      exercise prices
                                                                ----------    ---------------
     Balance at July 31, 1997                                       10,000    $    .50
         Granted                                                   311,233
         Canceled                                                  (10,000)
                                                               -----------

     Balance at July 28, 1998                                      311,233         .50
         Granted                                                   815,000     .50 - 1.00
                                                               -----------

     Balance at July 31, 1999                                    1,126,233     .50 - 1.00
                                                               ===========

     Number of options exercisable at July 31, 1999                321,233     .50 - 1.00
                                                               ===========


     Canceled options are a result of employee terminations or forfeitures.

                                            Weighted
                                            average
                                           remaining           Number
                           Number       contractual life    exercisable at
     Exercise price     outstanding          (years)        July 31, 1999
     --------------     -----------     ----------------    --------------
       $    .50          1,116,233             3.8             311,233
           1.00             10,000             1.6              10,000
                         ---------                            --------
                         1,126,233                             321,233
                         =========                            ========


(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash, accounts receivable, notes payable, accounts payable, accrued liabilities, notes payable to related parties and due to related parties approximates fair value because of the short maturity or duration of these instruments. The carrying amount of long-term debt approximates fair value as the interest rates are considered market rates.

                                    PART III

         The following exhibits are included with this registration statement:


REGULATION
   S-B            DOCUMENT
 NUMBER

   2.1            Stock Purchase Agreement with Wayne O. Gemas*

   3.1            Amended and Restated Articles of Incorporation*

   3.2            Bylaws*

  10.1            Agreement with National College Recruiting Association*

  10.2            Management Services Agreement with Chartwell
                  International, Inc.*

  10.3            Office Lease with Chartwell International, Inc.*

  10.4            Office Lease with The Intrepid Company*

  10.5            Consulting Agreement with Wayne O. Gemas*

  10.6            Executive Employment Agreement with Kevin Gemas*

  10.7            Employment Agreement with Arthur D. Harrison*

  10.8            Employment Agreement with Rick N. Newton*

  10.9            Promissory Note to Arthur D. Harrison dated June 15, 1999*

 10.10            Employment and Stock Option Agreement with Jerome M.
                  Lapin dated August 9, 1999*

 10.11 Promissory Note to Chartwell International, Inc. dated January 28, 2000, as amended*

 10.12 Promissory Note to Chartwell International, Inc. dated February 1, 2000, as amended*

  21              Subsidiaries of the Registrant*

  27              Financial Data Schedule*

  99              Consent of KPMG LLP*
-----------------
* previously filed

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           COLLEGE BOUND STUDENT ALLIANCE, INC.


Date: April 12, 2000                        By: /s/ Jerome M. Lapin
                                               ---------------------------------
                                               Jerome M. Lapin
                                               Chief Executive Officer